Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

March 3, 2014

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced personnel promotions and changes.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

March 3, 2014

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX: FR	March 3, 2014
NYSE: AG
Frankfurt: FMV

First Majestic Announces Changes to Operations and Geological Teams

First Majestic Silver Corp. (“First Majestic” or the “Company”) (NYSE: AG; TSX: FR) is pleased to announce the following personnel promotions and changes.

In the ongoing effort to continually improve operations and to realize further operational efficiencies over the coming years, after achieving the senior producer status in 2013, the Company has decided to promote Mr. Salvador García to the role of Chief Operating Officer starting July 1, 2014. Mr. García has been partnering with Mr. Ramon Davila to manage the Company’s Mexican operations since January 2013 and has proven his ability to take over this important operational role. Mr. García is well respected and highly regarded within the Mexican mining industry with over 35 years’ experience in senior positions in all aspects of mining operations.

Prior to joining First Majestic in January 2013, Mr. García held several positions, most recently as Vice President Mexico, for Goldcorp. Mr. García was with Luismin prior to its acquisition by Goldcorp (NYSE:GG; TSX:G) for a period of 25 years. He worked in positions ranging from Mine Superintendent, General Manager and Operations Director and was later promoted to the senior management team of Goldcorp as Vice President Mexico. While in those positions, he was responsible for the operations at the Tayoltita and San Antonio mines and was involved in the development, construction and operation of the Los Filos, El Sauzal and Peñasquito mines. Mr. Garcia graduated with a bachelor’s degree in mine engineering from the School of Mines at the University of Guanajuato.

Consistent with the Company’s successions plans, Mr. García will replace Mr. Davila who will remain on the Board of Directors. Mr. Davila will also continue to act as the Company’s Governmental Relations Officer in Mexico and will remain a member on the Chamber of Mines representing First Majestic. Mr. Davila has held the position of Chief Operating Officer since December 2003 and will retire from that position on June 30, 2014.

Mr. Davila stated, “What a long and exciting journey it has been over the past 10 years. I’ve had the opportunity to head the Mexican team to the dream of taking First Majestic to the level of a senior silver producer. When you have the willingness, there’s no place to go but up. I would like to thank Mr. Keith Neumeyer, the Board of Directors, and all of our staff for their friendship and support, and I look forward to continually working with First Majestic and its Board of Directors in the years to come in my Directorship role”.

Keith Neumeyer, President and CEO of First Majestic states, “As many of our shareholders know, 2013 was our tenth year anniversary and we have achieved our initial goal of building a company that produces over 10 million ounces of silver per year. We were able to reach this goal because of the depth and breadth of our management team and the continuous efforts the entire team brings to the table every day. We are now turning the page on a new chapter for First Majestic. Our focus has now been elevated toward reaching 20 million ounces of silver production and I truly believe we have the experienced team and the quality assets to accomplish this new goal. Many achievements have been realized over the past 10 years and a lot of hard work remains to achieve this new goal, but everyone is ready for the new challenge. I would personally like to thank Ramon Davila for his many years of hard work and dedication in assisting in the development of First Majestic to reach its goals to date.”

In addition, First Majestic is also pleased to announce the following personnel changes within the Operations and Geological teams in an effort to organize operations and geology for greater efficiency and effectiveness.

Consistent with the Company’s primary focuses, which are; automation, information technology and metallurgy, Mr. Alejandro Sandoval was recruited as the General Manager of Processing Plants in January to focus on improving recoveries at all operations. Mr. Sandoval has over 37 years of experience in the Mexican mining industry and specifically in the area of metallurgy, having had experience in all positions at the plants, laboratories, research and design and construction of plants with Fresnillo, Peñoles, Goldcorp and Minera Frisco. Mr. Sandoval is responsible for all metallurgical matters and for ongoing improvements and testing at all operations. He graduated with a bachelor’s degree in metallurgy from the School of Metallurgy at the University of San Luis Potosi.

Mr. Mario Valdez Bustillos, a mining engineer with over 31 years of mining experience in all aspects of mining operations. Mr. Valdez has held several positions ranging from Mine Foreman, Assistant of Mine Superintendent, Mine Superintendent, Manager of several operations at Grupo Mexico, Minera Alfil and Diabras and who has held the position of Regional Manager of Operations since June 2009. Mr. Valdez has been promoted to Divisional Manager of Operations in charge of the La Encantada, San Martin and La Guitarra mining operations. He graduated with a bachelor’s degree in mine engineering from the School of Mines at the University of Chihuahua.

Mr. Carlos Castro Villalobos, a mining and metallurgical engineer with over 36 years of mining experience has held numerous positions in companies such as Peñoles and Luismin, including Manager of Mining Operations and Manager of Construction of Mining Projects. Mr. Castro has been the Company’s Manager of Projects since June 2012 where he was responsible for the construction of Del Toro and the expansion project at La Parrilla. He has now been promoted to Divisional Manager of Operations in charge of the La Parrilla and Del Toro operations. Mr. Castro graduated with a bachelor’s degree in mine engineering from the School of Mines at the University of Guanajuato.

Mr. Sergio Alan Moreno Zazueta, a mining engineer with over 28 years of mining and academic experience at Grupo Mexico and at the School of Mines at the Sonora University, with work on mining operations with consulting works on use of explosives, rock mechanics and all aspects of mining operations who has held the position of Manager of La Encantada since July 2011, has been promoted to Corporate Manager of Safety, Training and Environmental. Mr. Moreno graduated with a bachelor’s degree from the School of Mines at the University of Sonora and holds a master’s degree in extractive metallurgy and a PhD in mining exploitation.

Mr. Carlos Wong, a geological engineer with over 30 years of mining experience in all aspects of mine planning, construction of new projects, reserves definition and exploration. Mr. Wong, who has held the position of Manager of Exploration since May 2012, has been promoted to Manager of Planning and Innovation Projects. He graduated with a bachelor’s degree from the School of Geology at the University of San Luis Potosi and holds a master’s degree in mineral economics from the Colorado School of Mines.

Ms. Maria Vazquez recently joined First Majestic in October 2013 as Geological Database Manager, located in Vancouver, Canada. Ms. Vazquez is a professional geoscientist with over 14 years of mining exploration experience; 10 years of which have been managing geological databases. Previously, Ms. Vazquez held the position of Database Geologist at AMEC for two and a half years. She also worked for a junior exploration company in Vancouver for four years and as a geological database consultant prior to joining AMEC.

Mr. Todd Anthony, who has held the Investors Relations Manager position since May 2010 has been promoted to Vice President of Investor Relations. Mr. Anthony has over 8 years of experience within the investment community and financial markets having worked previously at U.S. Global Investors. He graduated with a bachelor’s degree in business administration from Stephen F. Austin State University along with a master’s degree in business administration from Texas A&M University-Kingsville.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the accuracy of mineral reserve and resource estimates; the estimated cost and timing of development of our development projects; the timing of completion of exploration programs and preparation of technical reports; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; the Company’s cash flow and availability of alternate sources of capital; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining or development, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company's title to properties; and the factors identified under the caption "Risk Factors" in the Company's Annual Information Form, under the caption "Risks Relating to First Majestic's Business".

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.